                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
           OF THE SECURITIES EXCHANGE ACT OF 1934 AND 13e-3 THEREUNDER

                                 AMENDMENT NO. 4

                          ATLANTIC DATA SERVICES, INC.
                              (Name of the Issuer)

                          ATLANTIC DATA SERVICES, INC.
                           ADS ACQUISITION COMPANY LLC
                           ADS PARENT ACQUISITION LLC
                                 ROBERT W. HOWE
                              WILLIAM H. GALLAGHER
                                 LEE M. KENNEDY
                                DAVID C. HODGSON
                       GENERAL ATLANTIC PARTNERS II, L.P.
                         GAP COINVESTMENT PARTNERS, L.P.
                         GENERAL ATLANTIC PARTNERS, LLC

                       (Name of Persons Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    048523104
                      (CUSIP Number of Class of Securities)

                                   ----------

                                 ROBERT W. HOWE
                        C/O ATLANTIC DATA SERVICES, INC.
                              ONE BATTERYMARCH PARK
                                QUINCY, MA 02169
                                 (617) 770-3333

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications on
                     Behalf of the Persons Filing Statement)

                                   ----------

                                   Copies to:

    MITCHELL S. BLOOM, ESQ.             JOHN J. EGAN III, ESQ.             DOUGLAS A. CIFU, ESQ.
TESTA, HURWITZ & THIBEAULT, LLP         DENNIS J. WHITE, ESQ.         PAUL, WEISS, RIFKIND, WHARTON &
        125 HIGH STREET                 MCDERMOTT WILL & EMERY                  GARRISON LLP
        BOSTON, MA 02110                   28 STATE STREET              1285 AVENUE OF THE AMERICAS
   TELEPHONE: (617) 248-7000            BOSTON, MA 02109-1775             NEW YORK, NY 10019-6064
   FACSIMILE: (617) 248-7100          TELEPHONE: (617) 535-4000          TELEPHONE: (212) 373-3000
                                      FACSIMILE: (617) 535-3800          FACSIMILE: (212) 757-3990


This statement is filed in connection with (check the appropriate box):

         (a)  [X]    The filing of solicitation materials or an information
                     statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         (b)  [ ]    The filing of a registration statement under the Securities
                     Act of 1933.

         (c)  [ ]    A tender offer.

         (d)  [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [X]

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation     $32,335,808.71*      Amount of Filing Fee: $2,615.97**
                          --------------                             -----------
================================================================================

* For purposes of calculating the fee only. The amount assumes (i) the exchange of 9,736,124 shares of common stock, $.01 par value per share (the "Common Stock"), of Atlantic Data Services, Inc. for a $3.25 per share merger consideration and (ii) the conversion of options to purchase 389,842 shares of Common Stock, with an average exercise price of $1.4713, into a right to receive a cash payment equal to the product of (1) the number of shares underlying such options and (2) the difference between $3.25 and the per share exercise price of such options.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be converted in the merger.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,615.97                      Filing Party: Atlantic Data Services, Inc.
Form or Registration No.: Schedule 14A                 Date Filed: August 7, 2003





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


                                  INTRODUCTION

     This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") relates to an Agreement and Plan of Merger dated as of July 21, 2003 (as amended from time to time, the "Merger Agreement"), by and among ADS Acquisition Company LLC, a Massachusetts limited liability company ("Acquisition Company"), ADS Parent Acquisition LLC, a Massachusetts limited liability company ("Parent LLC") and Atlantic Data Services, Inc., a Massachusetts corporation (the "Company"). A copy of the Merger Agreement is filed as Annex A to the Definitive Proxy Statement on Schedule 14A (the "Proxy Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") on October 14, 2003. This Schedule 13E-3 is being filed by Robert W. Howe, William H. Gallagher, Lee M. Kennedy, General Atlantic Partners II, L.P., a Delaware limited partnership, and GAP Coinvestment Partners, L.P., a New York limited partnership (the "Principals"), David C. Hodgson, General Atlantic Partners, LLC, a Delaware limited liability company, the Company, Acquisition Company, a wholly-owned subsidiary of Parent LLC, and Parent LLC, which is owned solely by the Principals.

     The purpose of this final amendment to the Schedule 13E-3 is to report the results of the 13e-3 transaction pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     At a special meeting of the stockholders of the Company held on November 12, 2003 (the "Special Meeting"), at which a quorum was present, the Merger Agreement was approved by approximately 78% of the outstanding shares of common stock, $.01 par value per share, of the Company (the "Common Stock") entitled to vote at the Special Meeting.

     The merger of Acquisition Company with and into the Company (the "Merger") became effective on November 12, 2003 upon the filing of the articles of merger with the Secretary of the Commonwealth of Massachusetts. Pursuant to the terms of the Merger Agreement, Acquisition Company merged with and into the Company, with the Company as the surviving company, and each outstanding share of Common Stock, other than shares held in treasury, shares held by stockholders who exercise dissenters' rights and 3,400,000 shares then held by the Principals and their affiliates, was converted into the right to receive $3.25 per share in cash or approximately $32.3 million in the aggregate (the "Merger Consideration"). Pursuant to the Merger Agreement, each outstanding option and warrant to purchase Common Stock that was vested and exercisable as of the effective time of the Merger was converted into the right to receive an amount in cash equal to the difference between the per share Merger Consideration and the per share exercise price of such option or warrant, to the extent such difference is a positive number. All other options and warrants to acquire Common Stock were terminated as of the effective time of the Merger. Immediately prior to the effectiveness of the Merger, the Principals contributed an aggregate of 3,400,000 shares of Common Stock then held by them to Parent LLC. As a result, Parent LLC, which is owned solely by the Principals, became the sole stockholder of the Company.

     On November 12, 2003, the Company filed a Form 15 with the Commission terminating the registration of the Common Stock under the Exchange Act. The Nasdaq Stock Market, Inc. delisted the Common Stock from the Nasdaq National Market at the close of business on November 12, 2003.

ITEM 16.  EXHIBITS.

         REGULATION M-A
         ITEM 1016

     (a) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 14, 2003 and incorporated herein by reference.

     (c)(1) Opinion Letter, dated as of July 21, 2003, from Adams, Harkness & Hill, Inc. to the Independent Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B to the Proxy Statement)

     (c)(2) Fairness Opinion Presentation, dated as of July 21, 2003, prepared by Adams, Harkness & Hill, Inc.

     (d)(1) Agreement and Plan of Merger, dated as of July 21, 2003, by and among Acquisition Company, Parent LLC and the Company (incorporated herein by reference to Annex A to the Proxy Statement)

     (d)(2) Form of Voting Agreement, dated as of July 21, 2003, by and between the Company and the Stockholder (incorporated herein by reference to Annex E to the Proxy Statement)

     (d)(3) Form of Indemnification Agreement, dated as of July 21, 2003, by and between the Company and the Indemnitee (incorporated herein by reference to Annex F to the Proxy Statement)

     (f) Sections 85 through 98 of Chapter 156B of the General Laws of the Commonwealth of Massachusetts (incorporated herein by reference to Annex G to the Proxy Statement)



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


                                   SIGNATURES

     After due inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2003

                                     ATLANTIC DATA SERVICES, INC.

                                     By: /s/ Robert W. Howe
                                         ---------------------------------------
                                         Robert W. Howe, Chief Executive Officer

                                     ADS ACQUISITION COMPANY LLC

                                     By: /s/ Robert W. Howe
                                         ---------------------------------------
                                           Robert W. Howe, Manager


                                     ADS PARENT ACQUISITION LLC

                                     By: /s/ Robert W. Howe
                                         ---------------------------------------
                                         Robert W. Howe, Manager


                                     /s/ Robert W. Howe
                                     -------------------------------------------
                                     Robert W. Howe


                                     /s/ William H. Gallagher
                                     -------------------------------------------
                                     William H. Gallagher


                                     /s/ Lee M. Kennedy
                                     -------------------------------------------
                                     Lee M. Kennedy

                                     /s/ David C. Hodgson
                                     -------------------------------------------
                                     David C. Hodgson


                                     GENERAL ATLANTIC PARTNERS, LLC

                                     By: /s/ Matthew Nimetz
                                         ---------------------------------------
                                         Matthew Nimetz
                                         A Managing Member


                                     GENERAL ATLANTIC PARTNERS II, L.P.

                                     By: General Atlantic Partners, LLC, Its
                                         general partner

                                     By: /s/ Matthew Nimetz
                                         ---------------------------------------
                                         Matthew Nimetz
                                         A Managing Member

                                     GAP COINVESTMENT PARTNERS, L.P.


                                     By: /s/ Matthew Nimetz
                                         ---------------------------------------
                                         Matthew Nimetz
                                         A General Partner

                                  EXHIBIT INDEX


         (a) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 14, 2003 and incorporated herein by reference.

         (c)(1) Opinion Letter, dated as of July 21, 2003, from Adams, Harkness & Hill, Inc. to the Independent Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B to the Proxy Statement)

         (c)(2) Fairness Opinion Presentation, dated as of July 21, 2003, prepared by Adams, Harkness & Hill, Inc.

         (d)(1) Agreement and Plan of Merger, dated as of July 21, 2003, by and among Acquisition Company, Parent LLC and the Company (incorporated herein by reference to Annex A to the Proxy Statement)

         (d)(2) Form of Voting Agreement, dated as of July 21, 2003, by and between the Company and the Stockholder (incorporated herein by reference to Annex E to the Proxy Statement)

         (d)(3) Form of Indemnification Agreement, dated as of July 21, 2003, by and between the Company and the Indemnitee (incorporated herein by reference to Annex F to the Proxy Statement)

         (f) Sections 85 through 98 of Chapter 156B of the General Laws of the Commonwealth of Massachusetts (incorporated herein by reference to Annex G to the Proxy Statement)




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